77C: Submission of matters to a vote of security holders

At a special meeting of all stockholders of BlackRock Credit Allocation Income Trust II, Inc. (“PSY”) held on November 2, 2012, the results were as follows:

           The stockholders of PSY are being asked to approve an Agreement and Plan of Reorganization among PSY, BTZ Merger Subsidiary and BlackRock Credit Allocation Income Trust IV and the termination of the PSY’s registration under the Investment Company Act of 1940.

With respect to the Proposal, the shares of PSY were voted as follows:

For                                         Against                                                       Abstain
21,983,518                                         2,122,606                                         515,661

The stockholders of PSY are being asked to approve the removal of PSY’s investment policy requiring that PSY invests at least 25% of its total assets in the industries comprising the financial services sector and amending PSY's fundamental investment restriction regarding industry concentration to reflect the removal of such investment policy.

With respect to the Proposal, the shares of PSY were voted as follows:

For                                         Against                                                       Abstain
21,979,515                                         2,146,655                                         495,614